Exhibit 99.3

SU Group Holdings Limited Announces Closing of Initial Public Offering

HONG KONG, Jan. 26, 2024 /PRNewswire/ -- SU Group Holdings Limited (Nasdaq: SUGP) (“SU Group” or the “Company”), an integrated security-related engineering services company in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per share. The ordinary shares began trading on the Nasdaq Capital Market on January 24, 2024 under the ticker symbol “SUGP.”

Gross proceeds to SU Group from the Offering were $5.0 million, before deducting underwriting discounts and commissions and other related expenses payable by the Company. In addition, the Company has granted the underwriters a 30-day option from the closing of the Offering to purchase up to an additional 187,500 shares of ordinary shares at the public offering price, less underwriting discounts, and issued to the underwriters warrants to purchase up to a total of 71,875 ordinary shares (5% of the number of ordinary shares sold in the Offering) during the four and a half-year period commencing six months from the commencement date of sales in the Offering.

The Company expects to use the net proceeds from the sale of the shares to deepen its penetration of the security-related engineering services industry, strengthen development capability, enhance product offerings under the “SUNGATE” brand, expand security guarding services, improve operational efficiency and scalability, expand its related vocational training services, pursue strategic acquisitions and investment opportunities to fortify its market position, further enhance competitiveness in the security services industry, and address general working capital needs.

The Benchmark Company, LLC acted as sole book-running manager for the Offering.

A registration statement on Form F-1 (File No. 333-275705) relating to the securities being sold in this Offering was filed with the U.S. Securities and Exchange Commission (SEC) and became effective on December 29, 2023. The Offering was made only by means of a prospectus. Copies of the final prospectus relating to the Offering may be obtained from: The Benchmark Company, LLC, 150 East 58th St., 17th Floor, New York, NY 10155, by telephone: (212) 312-6700, or by email at: Prospectus@benchmarkcompany.com.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, including with respect to the anticipated use of the net proceeds. No assurance can be given that the net proceeds of the offering will be used as indicated. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. These statements are subject to uncertainties and risks including, but not limited to, the risk factors discussed in the “Risk Factors” section of the registration statement for the Offering filed with the SEC. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Contact:

Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com